Exhibit 99.1

Neo-Concept International Group Holdings Limited Announces First Half 2025 Unaudited Financial Results

Hong Kong, November 21, 2025 (GLOBE NEWSWIRE) – Neo-Concept International Group Holdings Limited (“NCI” or the “Company”) (NASDAQ: NCI), today announced its unaudited financial results for the six months ended June 30, 2025.

Overview:

●	Revenue was approximately HK$60.2 million (US$7.7 million) for the six months ended June 30, 2025, representing a decrease of approximately 24.0% from the same period in 2024.

●	Net income was approximately HK$2.0 million (US$0.3 million) for the six months ended June 30, 2025 (2024: net income approximately HK$1.4 million).

Six Month Financial Results Ended June 30, 2025

Revenue. Revenue decreased by approximately 24.0% from approximately HK$79.3 million for the six months ended June 30, 2024 to approximately HK$60.2 million (approximately US$7.7 million) for the six months ended June 30, 2025. The decrease was mainly caused by the decrease in sales of private-labelled apparel products in by 51.7% to HKD32.7million (approximately US$4.2 million) for the six months ended June 30, 2025, from HKD67.7 million for the six months ended June 30, 2024 as it impacted from the custom policy between China and United State of America (“USA”) which led to decrease in demand in the sales in USA. The decrease in sales of private-labelled apparel products was offset by the increase in retail sales of owned-branded apparel products, which increased by approximately 138.8% to approximately HK$27.5 million (approximately US$3.5 million) for the six months ended June 30, 2025 from approximately HK$11.5 million for the six months ended June 30, 2024 as new shops was established in late of 2024.

Selling, general and administrative expenses. Selling, general and administrative expenses increased by approximately 48.33% from approximately HK$15.9 million for the six months ended June 30, 2024 to approximately HK$23.5 million (US$3.0 million) for the six months ended June 30, 2025, which was mainly due to (i) increase in staff costs from increase in payroll to our staff and fees to our independent directors; (ii) increase legal and professional fee for maintenance of Nasdaq listing and (iii) amortization on the trade mark acquired in May 2024..

Other income, net. Other income representing agency fee received decreased approximately 47.1% from HK$2.4 million for the six months ended June 30, 2024 to HK$1.2 million (approximately US$0.2 million) for the six months ended June 30, 2025, the agency fee represents for liaison with customers of the related party based in United Kingdom including making price quotation, handling purchase order, after-sales service, etc. The primary reason for the decrease was a decline in sales activity of the related party in United Kingdom, which adversely impacted the agency fee.

Income tax expense. Income tax expense was HK$0.9 million (US$0.1 million) for the for the six months ended June 30, 2025 (six months ended June 30, 2024: nil) as the recognition of deferred tax expenses for reversal of expected credit loss and depreciation allowance.

Net income. Net income increased by approximately HK$0.6 million to approximately HK$2.0 million (US$0.3 million) for the for the six months ended June 30, 2025 from net income of approximately HK$1.4million for the for the six months ended June 30, 2024, which was mainly due to the increase in gross profit.

Basic and diluted EPS. Basic and diluted EPS were approximately HK$0.50 (US$0.06) per ordinary share for the six months ended June 30, 2025, as compared to income per share of HK$0.37 per ordinary share for the six months ended June 30, 2024, respectively.

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About Neo-Concept International Group Holdings Limited

Neo-Concept International Group Holdings Limited (“NCI”) is a one-stop apparel solution services provider. It offers a full suite of services in the apparel supply chain, including market trend analysis, product design and development, raw material sourcing, production and quality control, and logistics management serving customers located in the European and North American markets. It also sells its own branded apparel products under the brand “Les100Ciels” through retail stores in UK and UAE as well as the e-commerce platform www.les100ciels.com.

NCI is committed to reducing its environmental impact through recycling, clean processes, traceable sourcing and other eco-friendly practices. It also pushes for sustainable solutions to fulfil its customers’ needs throughout garment production. For more information, visit the Company’s website at www.neo-ig.com.

Exchange Rate Information

This announcement contains translations of certain HK$ amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from HK$ to US$ were made at the rate of HK$7.8499 to US$1.00, the exchange rate on June 30, 2025 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the HK$ or US$ amounts referred could be converted into US$ or HK$, as the case may be, at any particular rate or at all.

SAFE HARBOR STATEMENTS

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

Enquiries:

Neo-Concept International Group Holdings Limited Investor Relations Contact:

10/F, Seaview Centre

No.139-141 Hoi Bun Road

Kwun Tong, Kowloon, Hong Kong

(+852) 2798-8639

Email: ir@neo-ig.com

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2024 AND JUNE 30, 2025

	As of December 31,	As of June 30,
	2024	2025	2025
	HKD	HKD	US$
	(Audited)	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	9,166,020	1,870,477	238,280
Accounts receivable, net	34,169,661	13,889,041	1,769,327
Prepayment and other current assets	24,387,730	31,823,099	4,053,950
Prepayment – related party	—	13,535,250	1,724,259
Due from a joint venture	—	1,553,069	197,846
Tax recoverable	994,950	1,081,353	137,754
Inventories, net	3,616,821	5,457,566	695,240
Total current assets	72,335,182	69,209,855	8,816,656

NON-CURRENT ASSETS
Property and equipment, net	4,746,078	7,769,644	989,776
Right-of-use assets, net	42,491,805	45,493,013	5,795,362
Intangible assets, net	13,541,442	12,299,800	1,566,873
Investment in a joint venture	—	352,068	44,850
Other non-current assets, net	2,326,379	2,580,039	328,672
Deferred tax assets	206,806	62,104	7,911
Total non-current assets	63,312,510	68,556,668	8,733,444
Total assets	135,647,692	137,766,523	17,550,100

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Bank borrowings	27,105,722	23,243,451	2,960,987
Accruals and other payables	7,292,824	8,596,801	1,095,148
Due to related parties	638,243	—	—
Operating lease liabilities	3,890,482	5,189,781	661,127
Tax payable	372,485	413,099	52,625
Total current liabilities	39,299,756	37,443,132	4,769,887

NON-CURRENT LIABILITIES
Operating lease liabilities	38,601,323	40,303,232	5,134,235
Deferred tax liabilities	920,142	1,836,297	233,926
Total non-current liabilities	39,521,465	42,139,529	5,368,161
Total liabilities	78,821,221	79,582,661	10,138,048

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Class A Ordinary shares US$0.0003125 par value, 156,000,000 Class A shares authorized, and 3,464,000 shares issued and outstanding as of December 31, 2024 and June 30, 2025*	8,443	8,443	1,076
Class B Ordinary shares, US$0.0003125 par value, 4,000,000 shares authorized, and 600,000 shares issued and outstanding as of December 31, 2024 and June 30, 2025*	1,463	1,463	186
Additional paid-in capital	106,085,870	106,085,870	13,514,296
Accumulated other comprehensive income	998,965	320,088	40,776
Accumulated losses	(50,268,270)	(48,232,002)	(6,144,282)
Total shareholders’ equity	56,826,471	58,183,862	7,412,052
Total liabilities and shareholders’ equity	135,647,692	137,766,523	17,550,100

*	Giving retroactive effect to (i) a share re-classification to 780,000,000 Class A ordinary shares and 20,000,000 Class B ordinary shares on March 3, 2025 and (ii) share consolidation of 5 to 1 on June 16, 2025.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES
UNAUDITED INTERIM CONDENSED STATEMENTS OF INCOME AND
COMPREHENSIVE INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

	For the six months ended June 30,
	2024	2025	2025
	HKD	HKD	US$
REVENUES, NET	79,256,623	60,236,666	7,673,558

COST OF REVENUES
– Related party	(3,504,012)	(5,385,166)	(686,017)
– External	(59,393,295)	(29,052,173)	(3,700,961)
	(62,897,307)	(34,437,339)	(4,386,978)
Gross profit	16,359,316	25,799,327	3,286,580

EXPENSES
Selling and marketing	(2,045,399)	(3,581,199)	(456,209)
General and administrative:
Lease expenses – related party	(360,000)	(360,000)	(45,860)
Depreciation	(276,041)	(820,441)	(104,516)
Amortization	—	(1,241,642)	(158,173)
Staff cost	(7,743,398)	(10,644,573)	(1,356,014)
Leases expenses	(2,110,406)	(3,070,526)	(391,155)
Professional fee	(479,456)	(2,937,417)	(374,198)
(Provision for) reversal of expected credit losses	(267,373)	2,291,797	291,952
Others	(2,590,533)	(3,175,760)	(404,560)
Total expenses	(15,872,606)	(23,539,761)	(2,998,733)
INCOME FROM OPERATION	486,710	2,259,566	287,847

OTHER INCOME (EXPENSES)
Interest expense, net	(1,410,893)	(622,140)	(79,255)
Change in fair value of investment in a joint venture	—	33,934	4,323
Agency income – related party	2,361,596	1,248,117	158,998
Other income	—	18,264	2,327
Other expense	(24,805)	(15,885)	(2,024)
Total other income, net	925,898	662,290	84,369
INCOME BEFORE TAX EXPENSES	1,412,608	2,921,856	372,216
INCOME TAX EXPENSES	—	(885,588)	(112,815)
NET INCOME	1,412,608	2,036,268	259,401
FOREIGN CURRENCY TRANSLATION ADJUSTMENT	118,704	(678,877)	(86,482)
TOTAL COMPREHENSIVE INCOME	1,531,312	1,357,391	172,919
Weighted average number of ordinary shares:
Basic and diluted*	3,778,462	4,064,000	4,064,000
EARNINGS PER SHARE – BASIC AND DILUTED	0.37	0.50	0.06

*	Giving retroactive effect to (i) a share re-classification to 780,000,000 Class A ordinary shares and 20,000,000 Class B ordinary shares on March 3, 2025 and (ii) share consolidation of 5 to 1 on June 16, 2025.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES
UNAUDITED INTERIM CONDENSED STATEMENTS OF CHANGES OF SHAREHOLDERS’ EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

	Class A Ordinary shares		Class B Ordinary shares		Additional	Accumulated other		Total
	no. of shares*	Par value	no. of shares*	Par value	paid-in capital	comprehensive income	Accumulated losses	shareholders’ (deficit) equity
		HKD		HKD	HKD	HKD	HKD	HKD
BALANCE, January 1, 2024	3,000,000	7,312	600,000	1,463	55,091,225	844,791	(58,331,601)	(2,386,810)
Net income	—	—	—	—	—	—	1,412,608	1,412,608
Proceeds from initial public offering	464,000	1,131	—	—	50,994,645	—	—	50,995,776
Foreign currency translation	—	—	—	—	—	118,704	—	118,704
BALANCE, June 30, 2024	3,464,000	8,443	600,000	1,463	106,085,870	963,495	(56,918,993)	50,140,278

BALANCE, January 1, 2025	3,464,000	8,443	600,000	1,463	106,085,870	998,965	(50,268,270)	56,826,471
Net income	—	—	—	—	—	—	2,036,268	2,036,268
Foreign currency translation	—	—	—	—	—	(678,877)	—	(678,877)
BALANCE, June 30, 2025	3,464,000	8,443	600,000	1,463	106,085,870	320,088	(48,232,002)	58,183,862
BALANCE, June 30, 2025 (US$)	3,464,000	1,076	600,000	186	13,514,296	40,776	(6,144,282)	7,412,052

*

Giving retroactive effect to (i) a share re-classification to 780,000,000 Class A ordinary shares and 20,000,000 Class B ordinary shares on March 3, 2025 and (ii) share consolidation of 5 to 1 on June 16, 2025.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES
UNAUDITED INTERIM CONDENSED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

	For the six months ended June 30,
	2024	2025	2025
	HKD	HKD	US$
Cash flows from operating activities
Net income	1,412,608	2,036,268	259,401
Adjustments to reconcile net income to net cash (used in) provided by operating activities
Depreciation of property and equipment	276,041	820,441	104,516
Amortization of intangible assets	—	1,241,642	158,173
Provision for (reversal of) expected credit loss	267,373	(2,291,797)	(291,952)
Change in fair value of investment in a joint venture	—	(33,934)	(4,323)
Inventory provision	—	426,816	54,372
Deferred tax expense	—	1,060,857	135,142
Changes in operating assets and liabilities
Accounts receivable	10,533,532	22,572,417	2,875,504
Prepayment and other current assets	(33,812,437)	(7,435,369)	(947,193)
Prepayment - a related party	—	(13,535,250)	(1,724,258)
Tax recoverable	(1,704,657)	(86,403)	(11,007)
Inventories	(142,693)	(2,267,561)	(288,865)
Other non-current assets, net	(711,153)	—	—
Accruals and other payables	3,055,480	900,986	114,777
Tax payable	(916,436)	—	—
Cash (used in) generated from operating activities	(21,742,342)	3,409,113	434,287
Cash flows from investing activities
Purchase of property and equipment	(827,967)	(3,628,437)	(462,227)
Advanced to a joint venture	—	(1,871,203)	(238,373)
Cash used in investing activities	(827,967)	(5,499,640)	(700,600)
Cash flows from financing activities
Proceeds from bank borrowings	111,113,607	4,077,666	519,455
Repayment for bank borrowings	(90,819,247)	(7,939,937)	(1,011,470)
Proceeds from initial public offerings	65,641,784	—	—
Repayment to related parties	(64,541,165)	(638,243)	(81,306)
Cash generated from (used in) financing activities	21,394,979	(4,500,514)	(573,321)
Net decrease in cash and cash equivalents	(1,175,330)	(6,591,041)	(839,634)
Effect of foreign currency translation on cash and cash equivalents	—	(704,502)	(89,747)
Cash and cash equivalents at the beginning of the period	5,849,306	9,166,020	1,167,661
Cash and cash equivalents at the end of the period	4,673,976	1,870,477	238,280

Supplementary cash flow information
Interest received	25,484	—	—
Interest paid	(1,460,788)	(622,140)	(79,255)
Tax paid	2,621,093	—	—

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	organization and principal activities

Business

Neo-Concept International Group Holdings Limited (“We”, “us”, “Our”, “our Company”, the “Company” or “NCI”), through its wholly-owned subsidiaries is engaged in one-stop apparel solution services, offering a full suite of services in the apparel supply chain, including market trend analysis, product design and development, raw material sourcing, production and quality control, and logistics management serving the European, and North American markets. In addition, we sell apparel products in the United Kingdom (“UK”) under the licensed brand “les 100 ciel” through our retail stores since 2000. NCI and its subsidiaries are thereafter referred as the “Group” hereafter.

Organization and reorganization

NCI, incorporated in July 2021 under the laws of the Cayman Islands, is the holding company of our Group.

Neo-Concept Apparel Group Limited (“NCA”), a British Virgin Islands (“BVI”) business company limited by shares incorporated in August 2008, is the immediate holding company of Neo-Concept International Company Limited (“Neo-Concept HK”). The equity interest of NCA was ultimately held as to 94% by Ms. Eva Yuk Yin Siu (our “Controlling Shareholder”, or “Ms. Siu”) and 6% by Ms. Man Chi Wai (“Ms. Wai”) through certain intermediate holding companies prior to the Group Reorganization (see below).

Neo-Concept HK, a company incorporated in Hong Kong with limited liability in October 1992, is the immediate holding company of Neo-Concept (UK) Limited, and is our operating subsidiary in Hong Kong.

Neo-Concept (UK) Limited (“Neo-Concept UK”), a company incorporated in the UK with limited liability in August 2000, is a direct wholly owned subsidiary of Neo-Concept HK, and is our operating subsidiary in the UK.

Pursuant to a group reorganization (the “Group Reorganization”) to rationalize the structure of the Company and its subsidiary companies in preparation for the listing of our shares, the Company became the holding company of the Group on October 29, 2021, which involved the transfer of 100 shares of NCA (representing 100% of the issued shares of NCA) by Ms. Siu and Ms. Wai to the Company in exchange for 100 shares of Neo-Concept (BVI) Limited (“NC (BVI)”) (representing 100% of the issued shares of NC (BVI)), a then 100% held subsidiary of the Company, to be transferred to Splendid Vibe Limited, a company incorporated in BVI and was held as to 94% by Ms. Siu and 6% by Ms. Wai ultimately. The Company, together with its wholly owned subsidiaries, are effectively controlled by the same shareholders, i.e., ultimately held as to 94% by Ms. Siu and 6% by Ms. Wai, before and after the Group Reorganization and therefore the Group Reorganization is considered as a recapitalization of entities under common control. The consolidation of the Company and its subsidiaries has been accounted for at historical cost. No amount is recognized in respect of goodwill or excess of acquirer’s interest in the net fair value of acquiree’s identifiable assets, liabilities and contingent liabilities over cost at the time of common control combination.

On March 3, 2025, the Company held an Extraordinary General Meeting and approved the authorized share capital of the Company shall be re-classified by re-classifying 780,000,000 shares of a par value of US$0.0000625 each as 780,000,000 class A ordinary shares of a par value of US$0.0000625 each (the “Class A Shares”, each such share carrying one (1) vote per share with all rights, restrictions and privileges remaining identical to the existing shares of the Company) and 20,000,000 shares of a par value of US$0.0000625 each as 20,000,000 class B shares of US$0.0000625 each (the “Class B Shares”, each such share carrying thirty (30) votes per share with such rights, restrictions and privileges as set out in the second amended and restated memorandum of association and articles of association of the Company so that the authorized share capital of the Company shall be changed from US$50,000 divided into 800,000,000 shares of a par value of US$0.0000625 each to US$50,000 divided into 800,000,000 shares of a par value of US$0.0000625 each comprised of 780,000,000 Class A Shares of a par value of US$0.0000625 each and 20,000,000 Class B Shares of a par value of US$0.0000625 each, such shares having the rights, restrictions and privileges as set out in the second amended and restated memorandum of association and articles of association of the Company.

On June 16, 2025, the Company effected a share consolidation at a ratio of 5-to-1. As a result of the share consolidation, the Company now have 156,000,000 authorized Class A ordinary shares with a par value of US$0.0003125 per ordinary share and 4,000,000 Class B ordinary shares with a par value of US$0.0003125 per ordinary share, and 3,464,000 Class A ordinary shares and 600,000 Class B ordinary shares issued and outstanding as of the date hereof.

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	organization and principal activities (cont.)

At the date of this report, details of the subsidiary companies are as follows:

Name	Background	Ownership
Neo-Concept Apparel Group Limited (“NCA”)	● A BVI company ● Incorporated in August 2008 ● Issued Share Capital of US$100 ● Intermediate holding company	100% owned by NCI
Neo-Concept International Company Limited (“Neo-Concept HK”)	● A Hong Kong company ● Incorporated in October 1992 ● Issued Share Capital of HKD100,000 ● Provision of one-stop apparel solution services	100% owned by NCA
Neo-Concept (UK) Limited	● A UK company ● Incorporated in August 2000 ● Issued Share Capital of GBP100 ● Provision of online and offline retail sales of apparel products	100% owned by Neo-Concept HK
Neo-Concept Exquisite Couture Limited (“NCEC”)	● A BVI company ● Incorporated in May 2024 ● Issued Share Capital of US$100 ● Investment holdings	100% owned by NCA
Neo-Concept Elite Fashion Co., LLC	● A Duibai company ● Incorporated in May 2024 ● Issued Share Capital of United Arab Emirates Dirham (“AED”)100,000 ● Investment holdings	100% owned by NCEC

2.	Summary of Significant Accounting Policies and Practices

Basis of presentation

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for information pursuant to the rules and regulations of the Securities and Exchange Commission.

The unaudited interim condensed consolidated financial statements do not include all the information and footnotes required by the U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with the U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. In the opinion of the Company’s management, the unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, in normal recurring nature, as necessary for the fair statement of the Company’s financial position as of June 30, 2025, and results of operations and cash flows for the six-month periods ended June 30, 2024 and 2025. The audited consolidated balance sheet as of December 31, 2024 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by the U.S. GAAP. Interim results of operations are not necessarily indicative of the results expected for the full fiscal year or for any future period. These financial statements should be read in conjunction with the audited consolidated financial statements as of and for the years ended December 31, 2023 and 2024, and related notes included in the Company’s audited consolidated financial statements.

Principles of consolidation

The unaudited interim condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies and Practices (cont.)

Use of estimates and assumptions

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates relate to allowance for uncollectible accounts receivable, inventory valuation, useful lives and impairment for property, plant and equipment, valuation allowance for deferred tax assets, fair value of financial instruments and contingencies. Actual results could vary from the estimates and assumptions that were used.

Functional currency and foreign currency translation

We use Hong Kong dollars (“HKD”) as our reporting currency. The functional currency of the Company and its subsidiaries incorporated in the Cayman Islands and BVI is the United States dollar (“US$”) and the functional currency of its Hong Kong subsidiary is the Hong Kong dollar (the “HKD”), and its UK subsidiary is the Pound Sterling (“GBP”). The determination of the respective functional currency is based on the criteria of Accounting Standards Codification (“ASC”) 830, Foreign Currency Matters.

Transactions denominated in currencies other than functional currency are translated into functional currency at the exchange rates quoted by authoritative banks prevailing at the dates of the transactions. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded as other income (expense), net in the unaudited interim condensed consolidated statements of comprehensive income.

The financial statements of the Group are translated from the functional currency into HKD. Assets and liabilities are translated at the exchange rates at the balance sheet date. Equity accounts other than earnings generated in the current period are translated into HKD using the appropriate historical rates. Revenues and expenses, gains and losses are translated into HKD using the periodic average exchange rate for the year. Translation adjustments are reported as foreign currency translation adjustments and are shown as a component of other comprehensive income (loss) in the unaudited interim condensed consolidated statements of comprehensive income.

Convenience translation

Translations of amounts in the unaudited interim condensed consolidated balance sheet, consolidated statements of income (loss) and consolidated statements of cash flows from HKD into US$ as of and for the year ended June 30, 2025, are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = HKD7.8499, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the HKD amounts could have been, or could be, converted, realized, or settled into US$ at such rate or at any other rate.

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies and Practices (cont.)

Cash and cash equivalents

We consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Accounts receivable and allowance for expected credit loss

Accounts receivable, net are stated at the original amount less an allowance for expected credit loss on such receivables. The allowance for expected credit losses is estimated based upon our assessment of various factors including historical experience, the age of the accounts receivable balances, current general economic conditions, future expectations and customer specific quantitative and qualitative factors that may affect our customers’ ability to pay. An allowance is also made when there is objective evidence for us to reasonably estimate the amount of probable loss. The Company regularly reviews the adequacy and appropriateness of the allowance for expected credit losses. The receivables are written off after all collection efforts have ceased.

Other non-current assets, net

Other current assets are rental deposits.

Prepayment and other current assets

Prepayment and other current assets, net primarily include prepayments to suppliers and others.

Inventories, net

Inventories, representing finished goods for sales, are stated at the lower of cost or net realizable value, using the weighted average method. We evaluate the need for impairment associated with obsolete, slow-moving, and non-saleable inventory by reviewing net realizable values on a periodic basis but at least annually. Only defective products are eligible for returning to our materials suppliers.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and any impairment losses. Major renewals, betterments, and improvements are capitalized to the asset accounts while replacements, maintenance, and repairs, which do not improve or extend the lives of the respective assets, are expensed to operations. At the time property and equipment are retired or otherwise disposed of, the asset and related accumulated depreciation or amortization accounts are relieved of the applicable amounts. Gains or losses from retirements or sales are credited or charged to operations.

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies and Practices (cont.)

We depreciate property and equipment using the straight-line method as follows:

Leasehold improvement	Over the shorter of the terms of leases or 5 years when the renewal of leases is unconditional

Furniture, fixtures, and office equipment	6 years to 7 years

Intangible assets, net

Intangible assets are primarily purchased from third parties and Neo-Concept (Holdings) Company Limited, a company controlled by Ms. Siu. Purchased intangible assets are initially recognized and measured at cost upon acquisition. Intangible assets that have determinable lives are amortized over their estimated useful lives based upon the usage of the asset, which is approximated using a straight-line method as follows:

Computer software – Point-of-sale system	10 years
Trademarks – brand name	6 years

Impairment for long-lived assets

Long-lived assets, representing property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. We assess the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, we would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of December 31, 2024 and June 30, 2025, no impairment of long-lived assets was recognized.

Investment in equity investees

Equity investment represents the Company’s investment in privately held company. If it is determined that the Company has significant influence but does not own a majority equity interest or otherwise control over the equity investee, the equity method of accounting is used. Under this method, the investment, originally recorded at cost, is adjusted to recognize share of results of the equity investee as they occur, with losses limited to the extent of interest in the equity investee. The Company has elected the fair value option allowed by ASC 825-10-15-4 Financial Instruments, for its equity method investments because management believes this approach will better reflect the economics of its equity interest. Under the fair value option, the investment is remeasured at fair value (level 3) at each reporting period, if any, recorded in income statement.

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by us.

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies and Practices (cont.)

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

Unless otherwise disclosed, fair values of the Company’s other financial instruments including cash and cash equivalents, accounts receivable, net, other current assets, amounts due from a joint venture, amounts due to related parties, accruals and other payables, tax recoverable, tax payable are approximated to their recorded values due to their short-term maturities.

Accruals and other payables

Accruals and other payables primarily include payroll payable, interest payable, accrued expense and other accrual and payables.

Leases

We adopted ASC 842, “Leases” (“ASC 842”) on January 1, 2020, using the modified retrospective transition method through a cumulative-effect adjustment in the period of adoption rather than retrospectively adjusting prior periods and the package of practical expedient. We categorized leases with contractual terms longer than twelve months as either operating or finance lease. The adoption of ASC 842 resulted in recognition of Operating Right-of-use (“ROU”) assets of HKD541,625 and operating lease liabilities of and HKD541,625 as of January 1, 2020. There is no impact to accumulated deficit at adoption.

ROU assets represent our rights to use underlying assets for the lease terms and lease liabilities represent our obligation to make lease payments arising from the leases. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term, reduced by lease incentives received, plus any initial direct costs, using the discount rate for the lease at the commencement date. If the implicit rate in lease is not readily determinable for our operating leases, we generally use the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. We elected not to separate non-lease components from lease components; therefore, it will account for lease component and the non-lease components as a single lease component when there is only one vendor in the lease contract for the office leases. Lease payments are fixed.

For operating leases, lease expense is recognized on a straight-line basis in operations over the lease term.

Any lease with a term of 12 months or less is considered short-term. As permitted by ASC 842, short-term leases are excluded from the ROU asset and lease liabilities on the unaudited interim condensed consolidated balance sheets.

Lease payments that depend on the future use of the leased property, such as sales volume during the lease term, are contingent rentals and, accordingly, are excluded from minimum lease payments in their entirety in accordance with ASC 840-10-25-5. Accordingly, these contingent rentals are excluded from the ROU assets and lease liabilities on the unaudited interim condensed consolidated balance sheets. Lease payments of the Group’s retail stores located in the UK are charged based on the sales volume during the lease terms and therefore they are excluded from the recognition of ROU assets and lease liabilities on the unaudited interim condensed consolidated balance sheets.

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies and Practices (cont.)

Bank borrowings

Borrowings are initially recognized at fair value, net of upfront fees incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method.

Employee benefit plan

Payments to the Mandatory Provident Fund Scheme under the Hong Kong Mandatory Provident Fund Schemes Ordinance and state-managed retirement benefit schemes in other jurisdictions are recognized as an expense when employees have rendered service entitling them to the contributions.

Related parties

We adopted ASC 850, “Related Party Disclosures”, for the identification of related parties and disclosure of related party transactions.

The details of related party transactions during the six-month periods ended June 30, 2024 and 2025 and balances as at December 31, 2024 and June 30, 2025 are set out in note 12.

Revenue recognition

We adopted ASC Topic 606, “Revenue from Contracts with Customers”, and all subsequent ASUs that modified ASC 606 on April 1, 2017 using the full retrospective method which requires us to present the financial statements for all periods as if Topic 606 had been applied to all prior periods. We derive revenue principally from sales of private-labelled apparel products and sales of own-branded apparel products in our retail stores. Revenue from contracts with customers is recognized using the following five steps:

1. Identify the contract(s) with a customer;

2. Identify the performance obligations in the contract;

3. Determine the transaction price;

4. Allocate the transaction price to the performance obligations in the contract; and

5. Recognize revenue when (or as) the entity satisfies a performance obligation.

A contract contains a promise (or promises) to transfer goods or services to a customer. A performance obligation is a promise (or a group of promises) that is distinct. The transaction price is the amount of consideration a company expects to be entitled from a customer in exchange for providing the goods or services.

The unit of account for revenue recognition is a performance obligation (a good or service). A contract may contain one or more performance obligations. Performance obligations are accounted for separately if they are distinct. A good or service is distinct if the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer, and the good or service is distinct in the context of the contract. Otherwise, performance obligations are combined with other promised goods or services until we identify a bundle of goods or services that is distinct. Promises in contracts which do not result in the transfer of a good or service are not performance obligations, as well as those promises that are administrative in nature, or are immaterial in the context of the contract. We have addressed whether various goods and services promised to the customer represent distinct performance obligations. We applied the guidance of ASC Topic 606-10-25-16 through 18 in order to verify which promises should be assessed for classification as distinct performance obligations.

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies and Practices (cont.)

Our revenues from sales of private-labelled apparel products and sales of own-branded apparel products in our retail stores and digital channels are recognized at a point in time.

The transaction price is allocated to each performance obligation in the contract on the basis of the relative stand-alone selling prices of the promised goods or services. The individual standalone selling price of a good or service that has not previously been sold on a stand-alone basis, is determined based on the residual portion of the transaction price after allocating the transaction price to goods and/or services with observable stand-alone selling price.

Transaction price is the amount of consideration in the contract to which we expect to be entitled in exchange for transferring the promised goods or services. The transaction price is fixed and is adjusted for time value of money if the contract includes a significant financing component. Consideration payable to a customer is deducted from the transaction price if we do not receive a separate identifiable benefit from the customer. Revenue is recognized at a point in time. Typically, performance obligation for products where the process is described as below, the performance obligation is satisfied at point in time.

The Company currently generates its revenue from the following main sources:

Sale of private-labelled apparel products — customized original design manufacturer

We currently generate our revenue from the sale of private-labelled apparel products. We are an original design manufacturer. We offer customized design and manufacturing services to customers. We typically receive purchase orders from our customers who operate retail stores, which will set forth the terms and conditions including the transaction price, products to be delivered, terms of delivery, and terms of payment. The terms serve as the basis of the performance obligations that we must fulfil in order to recognize revenue. There is only one performance obligation as a series of services of this revenue stream are interrelated and are not separable or distinct as our customers cannot benefit from the standalone task (i.e., customers do not obtain any benefits other than the finished products). The key performance obligation is the delivery of the finished product to the customer at their specified location at which point title to that asset passes to the customer. The completion of this earning process is evidenced by a written customer acceptance indicating receipt of the product. Typical payment terms set forth in the purchase order ranges from 30 to 90 days from invoice date.

The transaction price does not include variable consideration provision for right of return as we do not have sales return policy and no sales return is offered. No right of return is included in the revenue of the Company.

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies and Practices (cont.)

Retail sale of own-branded apparel products —”les 100 ciels”

We currently generate our revenue from the sale of own-branded apparel products through our physical and digital channels. Retail revenue at a point of sale is measured at the fair value of the consideration received at the time the sale is made to the customer, net of discounts. Customers settle the consideration by cash or credit cards. For online sales, we have elected to treat shipping and handling as fulfillment activities and not a separate performance obligation. Accordingly, we recognize revenue for our single performance obligation related to online sales at the time control of the merchandise passes to the customer, which is generally at the time of shipment.

The transaction price includes variable consideration provision for right of return as we have sales return policy. We record an allowance for estimated merchandise returns based on our historical return patterns and various other assumptions that management believes to be reasonable. For the six-month periods ended June 30, 2024 and 2025, we are not aware of any material claims against us in relation to defective products, nor any material product returns from our customers.

Following the adoption of ASC 606, we considered the guidance set forth in ASC 340-40, and determined that an asset would be recognized from costs incurred to fulfil a contract under ASC-340-40-25-5 only if those costs meet all of the following criteria:

●	The costs relate directly to a contract or an anticipated contract that the entity can specifically identify (for example, costs relating to services to be provided under the renewal of an existing contract or costs of designing an asset to be transferred under a specific contract that has not yet been approved).

●	The costs generate or enhance resources of the entity that will be used in satisfying (or continuing to satisfy) performance obligations in the future.

●	The costs are expected to be recovered.

The Company elected to apply the practical expedient to recognize the incremental costs of obtaining a contract as an expense if the amortization period of the asset would have been one year or less.

Costs that relate directly to a contract include cost of purchasing of private-labelled and own-branded apparel products from suppliers.

We elected to treat shipping and handling costs undertaken by the Company after the customer has obtained control of the related goods as a fulfillment activity and present as transportation costs in selling and marketing expenses.

Costs associated with the production of advertising, such as writing, printing, and other costs, are expensed as incurred. Costs associated with communicating advertising that has been produced, such as magazine costs, are expensed when the advertising event takes place.

Cost of revenues

Cost of revenues of private-labelled apparel products and cost of revenues of own-branded apparel products in our retail stores, which are directly related to revenue-generating transactions, primarily consist of cost of purchasing of private-labelled and own-branded apparel products from suppliers, and inbound shipping and handling cost.

Selling and marketing expenses

Selling and marketing expenses consist primarily of transportation and distribution expense and marketing and displaying expenses.

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies and Practices (cont.)

General and administrative expenses

General and administrative expenses primarily consist of personnel-related compensation expenses, including salaries and related social insurance costs for our operations and supporting personnel, office rental and office expenses, insurance, amortization of intangible assets, write-down of inventories, allowance for expected credit loss, depreciation, professional services fees, and other expenses related to general operations.

Shipping and handling costs

Shipping and handling costs are expensed as incurred. Inbound shipping and handling cost associated with bringing the products from suppliers to the Company’s retail stores are included in cost of revenues. Outbound shipping and handling costs associated with shipping and delivery of the products to customers are included in selling and marketing expenses.

Income taxes

We account for income taxes pursuant to ASC Topic 740, “Income Taxes”. Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Any tax paid by subsidiaries during the year is recorded. Current tax is based on the profit or loss from ordinary activities adjusted for items that are non-assessable or disallowable for income tax purpose and is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date. ASC Topic 740 also requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and the tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax losses and tax credit carry-forwards.

ASC Topic 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Realization of deferred tax assets, including those related to the U.S. net operating loss carry-forwards, are dependent upon future earnings, if any, of which the timing and amount are uncertain.

We adopted ASC Topic 740-10-05, “Income Tax”, which provides guidance for recognizing and measuring uncertain tax positions, it prescribes a threshold condition that a tax position must meet for any of the benefits of the uncertain tax position to be recognized in the unaudited interim condensed consolidated financial statements. It also provides accounting guidance on derecognizing, classification, and disclosure of these uncertain tax positions.

Our policy on classification of all interest and penalties related to unrecognized income tax positions, if any, is to present them as a component of income tax expense.

Value added tax (“VAT”)

Our subsidiary in UK is subject to VAT and related surcharges on revenue generated from sale of products. The Group records revenue net of VAT. Entities that are VAT general taxpayers are allowed to offset qualified input VAT, paid to suppliers against their output VAT liabilities. The standard rate of the United Kingdom VAT is 20% for the six-month periods ended June 30, 2024 and 2025.

Comprehensive income (loss)

We present comprehensive income (loss) in accordance with ASC Topic 220, “Comprehensive Income”. ASC Topic 220 states that all items that are required to be recognized under accounting standards as components of comprehensive income (loss) be reported in the unaudited interim condensed consolidated financial statements. The components of comprehensive income (loss) were the net income for the period and the foreign currency translation adjustments.

Commitments and Contingencies

In the normal course of business, we are subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. We recognize a liability for such contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. We may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies and Practices (cont.)

Earnings per share

We compute earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options, and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the six-month periods ended June 30, 2024 and 2025, there were no dilutive shares.

Recently issued accounting pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (“FASB”) or other standard-setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The ASU requires the annual financial statements to include consistent categories and greater disaggregation of information in the rate reconciliation, and income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for public business entities for annual periods beginning after December 15, 2024, and interim periods within those annual periods; early adoption is permitted. Adoption is either with a prospective method or a fully retrospective method of transition. The Company adopts ASU 2023-09 for the year beginning on January 1, 2025. The Company is evaluating the impact the updated guidance will have on its disclosures for the year ended December 31, 2025, and does not expect its impact to be material on the unaudited interim condensed consolidated financial statements. The adoption of ASU 2023-09 will impact the Company’s annual disclosures only.

On November 4, 2024, the FASB issued ASU No. 2024-03, Expense Disaggregation Disclosures (“ASU 2024-03”). ASU 2024-03 amends ASC 220, Comprehensive Income to expand income statement expense disclosures and require disclosure in the notes to the financial statements of specified information about certain costs and expenses. ASU 2024-03 is required to be adopted for fiscal years commencing after December 15, 2026, with early adoption permitted. The Company is currently evaluating the impact of adopting the standard on the unaudited interim condensed consolidated financial statements.

In January 2025, the FASB issued ASU 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40). The FASB issued ASU 2024-03 on November 4, 2024. ASU 2024-03 states that the amendments are effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Following the issuance of ASU 2024-03, the FASB was asked to clarify the initial effective date for entities that do not have an annual reporting period that ends on December 31 (referred to as non-calendar year-end entities). Because of how the effective date guidance was written, a non-calendar year-end entity may have concluded that it would be required to initially adopt the disclosure requirements in ASU 2024-03 in an interim reporting period, rather than in an annual reporting period. The FASB’s intent in the basis for conclusions of ASU 2024-03 is clear that all public business entities should initially adopt the disclosure requirements in the first annual reporting period beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027.

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”), which provides guidance on the measurement of credit losses for accounts receivable and contract assets. The standard aims to improve the accuracy of credit loss estimates by requiring entities to consider historical loss experience, current conditions, and reasonable and supportable forecasts. ASU 2025-05 is effective for annual periods beginning after December 15, 2025, with early adoption permitted. The Company is currently evaluating the potential impact of the adoption of ASU 2025-05 on its unaudited interim condensed consolidated financial statements.

Except for the above-mentioned pronouncements, there are no new recently issued accounting standards that will have a material impact on unaudited interim consolidated balance sheets, statements of operations and comprehensive loss and cash flows.

3.	Segment information

Information regarding the Company’s net income and operating income is disclosed in the unaudited interim condensed consolidated statements of income. Segment expenses and other items are reviewed by the CODM on the same basis as presented in the unaudited interim condensed consolidated statements of income.

The Company has one reportable segment: sale of apparel products. Segment was identified based on the Company’s internal reporting and how the chief operating decision maker (“CODM”, the Chief Executive Officer of the Company) assesses the performance of the business. The CODM reviews the results of operations and net income when marking decisions about allocating resources and assessing the performance. The sale of apparel products segment generated revenue by providing one-stop apparel solution service and sales of own-branded apparel products through retail stores. All assets of the Company are located in Hong Kong and the UK and revenues are generated based on the geographical locations.

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3.	Segment information (cont.)

Key financial performance measures of the segments are as follows:

	For the six months ended June 30,
	2024	2025	2025
	HKD	HKD	US$
REVENUES, NET	79,256,623	60,236,666	7,673,558

COST OF REVENUES
– Related party	(3,504,012)	(5,385,166)	(686,017)
– External	(59,393,295)	(29,052,173)	(3,700,961)
	(62,897,307)	(34,437,339)	(4,386,978)
Gross profit	16,359,316	25,799,327	3,286,580

EXPENSES
Selling and marketing	(2,045,399)	(3,581,199)	(456,209)
General and administrative:
Lease expenses – Related party	(360,000)	(360,000)	(45,860)
Depreciation	(276,041)	(820,441)	(104,516)
Amortization	—	(1,241,642)	(158,173)
Staff cost	(7,743,398)	(10,644,573)	(1,356,014)
Leases expenses	(2,110,406)	(3,070,526)	(391,155)
Professional fee	(479,456)	(2,937,417)	(374,198)
Reversal of expected credit losses	(267,373)	2,291,797	291,952
Others	(2,590,533)	(3,175,760)	(404,560)
Total expenses	(15,872,606)	(23,539,761)	(2,998,733)
INCOME FROM OPERATION	486,710	2,259,566	287,847

OTHER INCOME (EXPENSES)
Interest income	49,895	—	—
Interest expense	(1,460,788)	(622,140)	(79,255)
Change in a fair value of investment of a joint venture	—	33,934	4,323
Agency income – related party	2,361,596	1,248,117	158,998
Other income	—	18,264	2,327
Other expense	(24,805)	(15,885)	(2,024)
Total other income, net	925,898	662,290	84,369
INCOME BEFORE TAX EXPENSES	1,412,608	2,921,856	372,216
INCOME TAX EXPENSES	—	(885,588)	(112,815)
NET INCOME	1,412,608	2,036,268	259,401

	As of December 31, 2024	As of June 30, 2025
	HKD	HKD	US$
Total assets	135,647,692	137,766,523	17,550,100
Total liabilities	(78,821,221)	(79,582,661)	(10,138,048)

Net assets	56,826,471	58,183,862	7,412,052

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4.	INVENTORIES, NET

Inventories, net comprised the following:

	As of December 31, 2024	As of June 30, 2025
	HKD	HKD	US$
Own-branded apparel products	3,708,942	5,976,503	761,347
Less: inventory provision	(92,121)	(518,937)	(66,107)
Total	3,616,821	5,457,566	695,240

Inventory write-down expense was nil and HKD426,816 (approximately US$54,372) for the six-month periods ended June 30, 2024 and 2025, respectively.

Inventory provision consists of the following:

	As of December 31, 2024	As of June 30, 2025
	HKD	HKD	US$
Beginning balance of the year/period	68,536	92,121	11,735
Addition	23,585	426,816	54,372
Ending balance of the year/period	92,121	518,937	66,107

5.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net comprised the following:

	As of December 31, 2024	As of June 30, 2025
	HKD	HKD	US$
Accounts receivable	36,837,847	14,265,430	1,817,275
Allowance for expected credit loss	(2,668,186)	(376,389)	(47,948)
Total	34,169,661	13,889,041	1,769,327

Allowance for expected credit losses consists of the following:

	As of December 31, 2024	As of June 30, 2025
	HKD	HKD	US$
Beginning balance of the year/period	1,414,818	2,668,186	339,900
Addition (reversal)	1,253,368	(2,291,797)	(291,952)
Ending balance of the year/period	2,668,186	376,389	47,948

6.	PREPAYMENT AND OTHER CURRENT ASSETS, NET

Prepayment and other current assets, net consist of the following:

	As of December 31, 2024	As of June 30, 2025
	HKD	HKD	US$
Prepayment	24,384,141	31,819,119	4,053,443
Others	3,589	3,980	507
Total	24,387,730	31,823,099	4,053,950

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

7.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	As of December 31, 2024	As of June 30, 2025
Furniture, fixtures, and office equipment	858,303	3,779,351	481,452
Leasehold improvement	5,999,129	7,693,004	980,013
	6,857,432	11,472,355	1,461,465
Less: accumulated depreciation	(2,111,354)	(3,702,711)	(471,689)
Property and equipment, net	4,746,078	7,769,644	989,776

Depreciation expenses recognized for the six-month periods ended June 30, 2024 and 2025 were HKD276,041 and HKD820,441 (approximately US$104,516), respectively.

8.	INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	As of December 31, 2024	As of June 30,2025
	HKD	HKD	US$
Software	1,277,753	1,277,753	162,773
Trademarks	15,023,180	15,023,180	1,913,805
	16,300,933	16,300,933	2,076,578
Less: accumulated amortization	(2,759,491)	(4,001,133)	(509,705)
Intangible assets, net	13,541,442	12,299,800	1,566,873

Amortization recognized for the six-month periods ended June 30, 2024 and 2025 were nil and HKD1,241,642 (approximately US$158,173), respectively.

9.	INVESTMENT IN A JOINT VENTURE

	As of December 31, 2024		As of June 30, 2025
	HKD	Equity interest	HKD	US$	Equity interest
Lineowa Fashion and Life Style L.L.C	—	—	352,068	44,850	50.0%

The Company has elected to measure the investment in joint venture using the fair value option at each reporting date. Under the fair value option, all related gains and losses on investment in joint venture due to change in the fair value will be reflected in other income (expenses) in the unaudited interim consolidated statements of income.

The Company used the income approach based on comparable publicly traded companies in similar lines of businesses. Cash flow assumptions used in income approach consider historical and forecasted revenue, earnings before interest, taxes, depreciation and amortization (EBITDA) and other relevant factors. The company classifies the income approach that use these inputs as Level 3 of fair value measurement.

The following table presents the assumptions used for the investment in a joint venture for the six months ended June 30, 2025:

Weighted average cost of capital	14.92%

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9.	INVESTMENT IN A JOINT VENTURE (cont.)

Lineowa Fashion and Life Style L.L.C (“Lineowa”) is engaged in trade and business operation encompassing retail, wholesale, distribution and e-commerce platform for apparel products that was established in United Arab Emirates on October 14, 2024. The company recognized the investment in Lineowa in January 2025, as the commercial registration certificate for amendment of share capital of Lineowa was issued on January 23, 2025. The Company has jointly control over Lineowa, as it jointly owns 50% of the shareholding of Lineowa. Lineowa did not distribute dividends to the Company in six months ended June 30, 2025. As of June 30, 2025, the investment in Lineowa consists of the cost of HKD318,134 (US$40,527) and the fair value gain from investment in Lineowa of HKD33,934 (US$4,323) for the six months ended June 30, 2025.

The following table illustrates the summarized financial information of the Company’s joint venture as of June 30, 2025 (and not the Company’s share of those amounts), adjusted for difference in accounting policies between the Company and the joint venture, if any.

As of June 30, 2025
HKD
Current assets	4,597,136
Non-current assets	5,340,885
Current liabilities	(6,291,943)
Net assets of the joint venture	3,646,078

Revenue	191,515
Loss for the period	(7,847)

10.	ACCRUALS AND OTHER PAYABLES

Accruals and other payables consist of the following:

	As of December 31, 2024	As of June 30, 2025
	HKD	HKD	US$
Accruals	1,087,478	543,739	69,267
Payroll payable	2,366,113	2,737,750	348,762
VAT payable	2,435,091	1,504,523	191,661
Deposit received	814,863	3,246,646	413,591
Others	589,279	564,143	71,867
Total	7,292,824	8,596,801	1,095,148

11.	BANK BORROWINGS

Outstanding balances of bank borrowings as of December 31, 2024 and June 30, 2025 consisted of the following:

	As of December 31, 2024	As of June 30, 2025
	HKD	HKD	US$
Bank borrowings:
Collateralized and guaranteed	27,105,722	23,243,451	2,960,987
	27,105,722	23,243,451	2,960,987
Less: current maturities	(27,105,722)	(23,243,451)	(2,960,987)
Non-current maturities	—	—	—

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11.	BANK BORROWINGS (cont.)

Bank borrowings as of December 31, 2024 and June 30, 2025 are as follows:

				Interest rate as of	Interest rate as of	Balance as of
Lender	Type	Maturity date	Currency	December 31, 2024	June 30, 2025	December 31, 2024	June 30, 2025
						HKD	HKD	US$
The Hongkong and Shanghai Banking Corporation Limited (i)	Trading finance	Within 1 year	HKD	6.05%	—	8,579,162	—	—
OCBC (i)	Trading finance	Within 1 year	HKD	7.40%	—	2,400,446	—	—
China Construction Asia Bank (i)	Trading finance	Within 1 year	HKD	6.29%	6.32%	10,645,199	14,956,039	1,905,252
Citibank, N.A., Hong Kong Branch (ii)	Trading finance	Within 1 year	HKD	7.44%	7.58%	5,480,915	8,287,412	1,055,735
Total						27,105,722	23,243,451	2,960,987
Less: current maturities						(27,105,722)	(23,243,451)	(2,960,987)
Non-current maturities						—	—	—

(i)	In connection with our operations in Hong Kong, Neo-Concept HK, together with a related company, Neo-Concept (Holdings) Company Limited (“NCH”), a company incorporated in Hong Kong and controlled by Ms. Siu, entered into (as renewed or supplemented yearly where required) several banking facilities with banks in Hong Kong for combined banking facilities which were shared by Neo-Concept HK and NCH combinedly. The banking facilities were secured, details of which are set out as follows:

(a)	Unlimited personal guarantee by Ms. Siu;

(b)	Ms. Siu being a subordinated lender towards all sums of money owed by Neo-Concept HK and NCH;

(c)	Legal charge over certain properties and car parking spaces owned by Ms. Siu and an immediate family member of Ms. Siu and also assignment of rental from the properties and the car parking spaces;

(d)	Legal charge over certain deposits accounts held by NCH at the relevant banks;

(e)	Legal charge over certain investment funds held by NCH at the relevant banks;

(f)	Assignment of benefit from life insurances premium assets held by NCH at the relevant banks;

(g)	Assignment of benefit from life insurances premium assets held by Pure Diamond Limited, a related company in which Ms. Siu has interests, at a relevant bank;

(h)	Indemnity granted by NCH to relevant banks;

(i)	Guaranteed by Neo-Concept Fashion (Zhongshan) Co., Ltd, a subsidiary company of NCH, amounting to HKD131 million; and

(j)	Cross-corporate guaranteed by Neo-Concept HK and NCH;

(ii)	The banking facilities were secured, details of which are set out as follows:

(a)	Personal guarantee by Ms. Siu and an immediate family member of Ms. Siu;

(b)	Cross-corporate guaranteed by Neo-Concept HK, Neo-Concept (BVI) Limited, a company controlled by Ms. Siu, and NCH; and

(c)	Legal charge over certain deposits accounts held by NCH at the relevant banks.

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12.	Leases

Our operating leases primarily consist of leases of offices and showrooms. The recognition of whether a contract arrangement contains a lease is made by evaluating whether the arrangement conveys the right to use an identified asset and whether we obtain substantially all the economic benefits from and has the ability to direct the use of the asset.

Operating lease assets and liabilities are included in the items of operating lease right-of-use assets, net, operating lease liabilities, current portion, and operating lease liabilities, non-current portion on the unaudited interim condensed consolidated balance sheets.

We adopted ASU No. 2016-02 and related standards (collectively ASC 842, Leases), which replaced previous lease accounting guidance, on January 1, 2020 using the modified retrospective method of adoption. We elected the transition method expedient which allows entities to initially apply the requirements by recognizing a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. As a result of electing this transition method, prior periods have not been restated.

Our ROA and relevant lease liabilities originated from our rented premises for office purpose in Hong Kong and showroom purpose in London.

Supplemental balance sheet information related to operating leases was as follows:

	As of December 31, 2024	As of June 30, 2025
	HKD	HKD	US$
Operating lease:
Operating lease right-of-use assets	42,491,805	45,493,013	5,795,362
Current operating lease obligation	3,890,482	5,189,781	661,127
Non-current operating lease obligation	38,601,323	40,303,232	5,134,235
Total operating lease obligation	42,491,805	45,493,013	5,795,362

Operating lease expense for the six-month periods ended June 30, 2024 and 2025 was HKD2,470,406 and HKD3,430,526 (US$437,015), respectively.

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12.	Leases (cont.)

The undiscounted future minimum lease payment schedule as follows:

For the years ending June 30,	HKD	US$
2026	8,571,101	1,091,874
2027	8,222,303	1,047,440
2028	8,372,951	1,066,632
2029	8,277,359	1,054,454
2030 or after	27,114,091	3,454,068
Total lease payments	60,557,805	7,714,468
Less: imputed interest	(15,064,792)	(1,919,106)
Total operating lease liabilities	45,493,013	5,795,362

As of June 30, 2025
Weighted average discount rate	7.92%
Weighted average remaining lease term (years)	6.68

13.	Related party balances and transactions

Due from (to) related parties consist of the following:

		As of December 31, 2024	As of June 30, 2025
		HKD	HKD	US$
Prepayment to NCH	Common controlled by Ms. Siu	—	13,535,250	1,724,259
Due to NCH	Common controlled by Ms. Siu	(638,243)	—	—

The amounts due from (to) the related parties are unsecured, interest free with no specific repayment terms. Neo-Concept (Holdings) Company Limited (“NCH”) is a company incorporated in Hong Kong and controlled by Ms. Siu, the controlling shareholder of the Company. As of December 31, 2024, the amount due to NCH was non-trade nature, being fund advance to NCH for its general operation. As of June 30, 2025, the prepayment to NCH was trade nature, being prepayment to NCH to secure the goods for future sales in London showroom.

In addition to the transactions and balances detailed elsewhere in these unaudited interim condensed consolidated financial statements, we also had the following transactions with related parties:

	For the six months ended June 30,
	2024	2025	2025
	HKD	HKD	US$
Agency income received by Neo-Concept UK from NCH	2,361,596	1,248,117	158,998
Purchase of apparel products from NCH	3,504,012	5,385,166	686,017
Rental expense paid to NCH	360,000	360,000	45,860

Agency income refers to other income from NCH, which was a discretionary payment made to Neo-Concept UK for promoting NCH’s products in UK upon a pre-determined yearly sale target was achieved. There are no enforceable rights and obligations, and the amount is recorded at a point in time.

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

14.	DISSAGREGGATED REVENUE

The following table shows disaggregated revenue by major product categories for the periods ended June 30, 2024 and 2025, respectively:

	For the six months ended June 30,
	2024	2025	2025
	HKD	HKD	US$
Private-labelled apparel products	67,730,485	32,710,445	4,166,989
Own-branded apparel products	11,526,138	27,526,221	3,506,569
Total	79,256,623	60,236,666	7,673,558

The following table shows disaggregated cost of sales by major product categories for the periods ended June 30, 2024 and 2025, respectively:

	For the six months ended June 30,
	2024	2025	2025
	HKD	HKD	US$
Private-labelled apparel products	59,393,295	29,052,173	3,700,961
Own-branded apparel products	3,504,012	5,385,166	686,017
Total	62,897,307	34,437,339	4,386,978

The following table sets forth a breakdown of our gross profit and gross profit margin for periods ended June 30, 2024 and 2025, respectively:

	For the six months ended June 30,
	2024				2025
Product category	Revenue	Cost of revenue	Gross profit	Gross profit margin	Revenue		Cost of revenue		Gross profit		Gross profit margin
	HKD	HKD	HKD	%	HKD	USD	HKD	USD	HKD	USD	%
Private-labelled apparel products	67,730,485	59,393,295	8,337,190	12.3%	32,710,445	4,166,989	29,052,173	3,700,961	3,658,272	466,028	11.2%
Own-branded apparel products	11,526,138	3,504,012	8,022,126	69.6%	27,526,221	3,506,569	5,385,166	686,017	22,141,055	2,820,552	80.4%
Total	79,256,623	62,897,307	16,359,316	20.6%	60,236,666	7,673,558	34,437,339	4,386,978	25,799,327	3,286,580	42.8%

In the following table, revenue is disaggregated by the geographical locations of customers:

	For the six months ended June 30,
	2024	2025	2025
	HKD	HKD	US$
Geographical locations:
The United States and Canada	63,140,914	30,104,645	3,835,035
The UK	11,752,301	27,236,666	3,469,683
Others	4,363,408	2,895,355	368,840
Total	79,256,623	60,236,666	7,673,558

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

15.	TAXES

Income tax

Cayman Islands

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our Company levied by the Government of the Cayman Islands save for certain stamp duties which may be applicable, from time to time, on certain instruments.

BVI

NCA is incorporated in the BVI and is not subject to tax on income or capital gains under current BVI law. In addition, upon payments of dividends by these entities to their shareholders, no BVI withholding tax will be imposed.

Hong Kong

Neo-Concept HK is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. From year of assessment of 2019/2020 onwards, Hong Kong profits tax rates are 8.25% on assessable profits up to HKD2,000,000, and 16.5% on any part of assessable profits over HKD2,000,000. Under Hong Kong tax law, Neo-Concept HK is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

Other jurisdictions

Taxation arising in other jurisdictions such as the UK and the USA is calculated at the rates prevailing in the relevant jurisdictions.

With effect from 1 April 2025, the current main rate of corporation tax in the UK is 25%.

Significant components of the provision for income taxes are as follows:

	For the six months ended June 30,
	2024	2025	2025
	HKD	HKD	US$
Current:
Hong Kong	—	—	—
The UK	—	—	—

Deferred
Hong Kong	—	144,701	18,433
The UK	—	740,887	94,382
Total provision for income taxes	—	885,588	112,815

The following table reconciles Cayman Islands statutory rates to our effective tax rate:

	For the six months ended June 30,
	2024	2025
Income tax rate in the Cayman Islands, permanent tax holiday	—%	—%
Hong Kong statutory income tax rate	(16.5)%	16.5%
Effect of different tax rates	12.0%	40.5%
Tax loss not recognized	9.4%	9.9%
Utilization of tax loss	—	(28.6)%
Income not taxable	(4.9)%	(8.0)%
Effective tax rate	—%	27.0%

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

15.	TAXES (cont.)

Deferred tax assets (liabilities)

Deferred tax assets (liabilities) as of December 31, 2024 and June 30, 2025 consisted of the following:

	As of December 31, 2024	As of June 30, 2025
	HKD	HKD	US$
Deferred tax assets:
Tax loss	2,456,246	1,909,571	243,261
Allowance for expected credit losses	440,251	62,104	7,911
Total deferred tax assets	2,896,497	1,971,675	251,172
Valuation allowance	(2,689,691)	(1,909,571)	(243,261)
Deferred tax assets, net of valuation allowance	206,806	62,104	7,911

Deferred tax liabilities:
Depreciation	(920,142)	(1,836,297)	(233,926)
Total deferred tax liabilities	(920,142)	(1,836,297)	(233,926)

As of December 31, 2024 and June 30, 2025, the Group had tax loss amounting to HKD9,824,984 and HKD8,234,368 (US$1,048,977), respectively carry forwards.  For financial reporting purposes, the amount of the net deferred tax assets has been partially offset by a valuation allowance due to uncertainty regarding the realization of the assets. The management evaluated position taken by the company will “more likely than not” be sustained upon examination by the appropriate tax authority. The Company believes that its income tax filing positions and deductions would be sustained and does not anticipate any adjustments that would result in a material change to its financial position. Therefore, no reserves for uncertain tax positions have been recorded.

16.	Concentration of risk

Credit risk

Our assets that are potentially subject to a significant concentration of credit risk primarily consist of cash and accounts receivable.

We believe that there is no significant credit risk associated with cash in Hong Kong, which were held by reputable financial institutions in the jurisdiction where Neo-Concept HK is located. The Hong Kong Deposit Protection Board pays compensation up to a limit of HKD800,000 (approximately US$101,920) if the bank with which an individual/a company hold its eligible deposit fails. As of June 30, 2025, cash balance of HKD671,488 (US$85,541) was maintained at financial institutions in Hong Kong and approximately HKD671,488 (US$85,541) was insured by the Hong Kong Deposit Protection Board.

As of June 30, 2025, HKD1,198,989 (approximately US$152,739) was deposited with financial institutions located in UK, which was substantially insured under the Financial Services Compensation Scheme. Accordingly, it is not exposed to significant credit risk.

We have designed credit policies with an objective to minimize their exposure to credit risk. Our accounts receivable is short term by nature and the associated risk is minimal. We conduct credit evaluations on our clients and generally do not require collateral or other security from such clients. We periodically evaluate the creditworthiness of the existing clients in determining an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific clients.

We are also exposed to risk from accounts receivables. These assets are subject to credit evaluations. An allowance, where applicable, would make for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

Customer concentration risk

Information as to the revenue derived from those customers that accounted for more than 10% of total revenue for the six months ended June 30, 2024 and 2025 are as follows:

	2024	2025
Percentage of total revenue
Customer A	62.2%	17.1%
Customer B	*	10.7%
Customer E	*	11.8%

*	Customer B and customer E accounted for less than 10% of total revenue for the six months ended June 30, 2024.

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

16.	Concentration of risk (cont.)

Information as to the revenue derived from those customers that accounted for more than 10% of total accounts receivable as of December 31, 2024 and June 30, 2025 are as follows:

	December 31, 2024	June 30, 2025
Percentage of total accounts receivables
Customer A	24.7%	*
Customer B	30.1%	40.0%
Customer C	15.8%	—
Customer D	12.4%	*
Customer F	*	29.2%
Customer G	*	11.9%

*	Customer F and G accounted for less than 10% of total accounts receivable as of December 31, 2024. Customer A and D accounted for less than 10% of total accounts receivable as of June 30, 2025,.

Vendor concentration risk

Information as to the revenue derived from those vendors that accounted for more than 10% of total purchases for the six months ended June 30, 2024 and 2025 are as follows:

	2024	2025
Percentage of total purchase
Vendor A	34.8%	78.9%
Vendor B	65.2%	17.6%

No accounts payables as of December 31, 2024 and June 30, 2025. No other vendor accounts for more than 10% of our accounts payable as of December 31, 2024 and June 30, 2025.

We focus on diversification of suppliers so as to minimize the vendor concentration risk.

Interest rate risk

Our exposure on fair value interest rate risk mainly arises from our fixed deposits with bank. We also have exposure on cash flow interest rate risk which is mainly arising from our deposits with banks and bank borrowings.

In respect of the exposure to cash flow interest rate risk arising from floating rate non-derivative financial instruments held by us, such as cash deposits and bank borrowings, at the end of the reporting period, we are not exposed to significant interest rate risk as the interest rates are not expected to change significantly.

Foreign currency risk

We are exposed to foreign currency risk primarily through sales that are denominated in a currency other than the functional currency of the operations to which they relate. The currencies giving rise to this risk are primarily US$. As HKD is currently pegged to US$, our exposure to foreign exchange fluctuations is minimal.

Market and geographic risk

The Company’s operations are conducted in Hong Kong and the United Kingdom. Accordingly, the political, economic, and legal environments, as well as the general state of Hong Kong and the United Kingdom’s economy may influence the Company’s business, financial condition, and results of operations.

The President of the United States issued executive orders in early 2025, instructing the United States to implement new tariffs on imports from Canada, Mexico, and China. The effects of these tariffs on the Company’s operations are still uncertain. The Company’s sales of apparel products to the US companies could be significantly affected by new or increased tariffs, export controls, or other measures that discourage contracts with Chinese companies. As this situation progresses, the Company is evaluating the direct and indirect effects of trade protectionist measures on operations.

The Company’s business is exposed to risks arising from geopolitical tensions and military conflicts, including the ongoing war in Ukraine and instability in the Middle East. These events create significant global market and geographic risks, the effects of these on the Company’s operations are still uncertain.

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

17.	Shareholders’ equity

Ordinary shares

For the sake of undertaking a public offering of the Company’s ordinary shares, the Company has performed a series of re-organizing transactions resulting in 11,250,000 shares of ordinary shares issued and outstanding that have been retroactively restated to the beginning of the first period presented. The Company only has one single class of ordinary shares that are accounted for as permanent equity.

On April 22, 2024, the Company announced the closing of its IPO of 2,320,000 ordinary shares, US$0.0000625 par value per share at an offering price of US$4.00 per share for a total of US$9,280,000 in gross proceeds. The Company raised total net proceeds of HKD50,995,776 (US$6,565,106), which was reflected in the unaudited interim condensed consolidated statements of cash flows, after deducting underwriting discounts and commissions and offering expenses. The ordinary shares of the Company began trading on the Nasdaq Stock Market in the United States on April 23, 2024 under the Symbol “NCI”.

On July 14, 2024, the Company effected a share split at a ratio of 1-to-1.6. As a result of the share split, the Company now have 800,000,000 authorized ordinary shares with a par value of US$0.0000625 per ordinary share and 18,000,000 ordinary shares issued and outstanding as of the date hereof.

On March 3, 2025, the Company held an Extraordinary General Meeting and approved the authorized share capital of the Company shall be re-classified by re-classifying 780,000,000 shares of a par value of US$0.0000625 each as 780,000,000 class A ordinary shares of a par value of US$0.0000625 each (the “Class A Shares”, each such share carrying one (1) vote per share with all rights, restrictions and privileges remaining identical to the existing shares of the Company) and 20,000,000 shares of a par value of US$0.0000625 each as 20,000,000 class B shares of US$0.0000625 each (the “Class B Shares”, each such share carrying thirty (30) votes per share with such rights, restrictions and privileges as set out in the second amended and restated memorandum of association and articles of association of the Company so that the authorized share capital of the Company shall be changed from US$50,000 divided into 800,000,000 shares of a par value of US$0.0000625 each to US$50,000 divided into 800,000,000 shares of a par value of US$0.0000625 each comprised of 780,000,000 Class A Shares of a par value of US$0.0000625 each and 20,000,000 Class B Shares of a par value of US$0.0000625 each, such shares having the rights, restrictions and privileges as set out in the second amended and restated memorandum of association and articles of association of the Company.

On June 16, 2025, the Company effected a share consolidation at a ratio of 5-to-1. As a result of the share consolidation, the Company now have 156,000,000 authorized Class A ordinary shares with a par value of US$0.0003125 per ordinary share and 4,000,000 Class B ordinary shares with a par value of US$0.0003125 per ordinary share, and 3,464,000 Class A ordinary shares and 600,000 Class B ordinary shares issued and outstanding as of the date hereof.

18.	COMMITMENTS AND CONTINGENCIES

Litigation

From time to time, we are involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, we do not believe that the ultimate outcome of any unresolved matters, individually and in the aggregate, are reasonably possible to have a material adverse effect on our financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and our view of these matters may change in the future. We record a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We review the need for any such liabilities on a regular basis.

19.	SUBSEQUENT EVENTS

We evaluated all events and transactions that occurred after June 30, 2025 up through November 21, 2025 which is the date that these unaudited interim condensed consolidated financial statements are available to be issued. There were no other any material subsequent events that require disclosure in these unaudited interim condensed consolidated financial statements.

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

20.	PARENT ONLY FINANCIAL INFORMATION

The following presents condensed parent company only financial information of Neo-Concept International Group Holdings Limited.

Condensed balance sheets

	As of December 31, 2024	As of June 30, 2025
	HKD	HKD	US$
Current assets
Amount due from the subsidiaries	35,644,714	32,580,877	4,150,483
Cash and cash equivalents	15,851	248	32
	35,660,565	32,581,125	4,150,515
Non-current assets
Intangible assets	13,541,442	12,299,800	1,566,873
Interests in a subsidiary	780	780	99
	13,542,222	12,300,580	1,566,972

Total assets	49,202,787	44,881,705	5,717,487

Liabilities and shareholders’ equity
Current liabilities
Accrual	1,087,478	543,739	69,267
Total liabilities	1,087,478	543,739	69,267

Shareholders’ equity
Class A Ordinary shares $0.0003125 par value, 156,000,000 Class A shares authorized, and 3,460,000 shares issued and outstanding as of December 31, 2024 and June 30, 2025*	8,443	8,443	1,076
Cass B Ordinary shares, US$0.0003125 par value, 20,000,000 shares authorized, and 600,000 shares issued and outstanding as of December 31, 2024 and June 30, 2025*	1,463	1,463	186
Additional paid-up capital	50,994,645	50,994,645	6,496,215
Accumulated losses	(2,889,242)	(6,666,585)	(849,257)
Total shareholders’ equity	48,115,309	44,337,966	5,648,220
Total liabilities and shareholders’ equity	49,202,787	44,881,705	5,717,487

*	Giving retroactive effect to (i) a share re-classification to 780,000,000 Class A ordinary shares and 20,000,000 Class B ordinary shares on March 3, 2025 and (ii) share consolidation of 5 to 1 on June 16, 2025.

Condensed statements of loss

	For the six months ended June 30,
	2024	2025	2025
	HKD	HKD	US$
Operating expenses
Amortization of intangible asset	—	1,241,642	158,173
Professional fee	—	2,177,751	277,424
Other general and administrative expenses	7,500	357,950	45,599
Total operating expenses	7,500	3,777,343	481,196
Loss before income taxes	7,500	3,777,343	481,196
Income taxes	—	—	—
Net loss	7,500	3,777,343	481,196

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

20.	PARENT ONLY FINANCIAL INFORMATION (cont.)

Condensed statements of cash flows

	For the six months ended June 30,
	2024	2025	2025
	HKD	HKD	US$
Cash flows from operating activities
Net loss	(7,500)	(3,777,343)	(481,196)
Adjustments to reconcile net loss to net cash used in operating activities
Amortization of intangible assets	—	1,241,642	158,173
Accrual	—	(543,739)	(69,267)
Cash used in operating activities	(7,500)	(3,079,440)	(392,290)

Cash flows from investing activity
Purchase of intangible assets	(15,023,180)	—	—
Cash (used in) generated from investing activity	(15,023,180)	—	—

Cash flows from financing activities
Proceeds from initial public offerings	50,995,776	—	—
Advanced from subsidiaries	—	3,063,837	390,303
Amount due to a related party	(35,948,769)	—	—
Cash generated from financing activities	15,047,007	3,063,837	390,303
Net increase (decrease) in cash and cash equivalents	16,327	(15,603)	(1,987)
Cash and cash equivalents at the beginning of the year/period	—	15,851	2,019
Cash and cash equivalents at the end of the year/period	16,327	248	32

(i)	Basis of presentation

The Company was incorporated under the laws of the Cayman Islands as an exempted company with limited liability on July 29, 2021 and as a holding company.

Neo-Concept Apparel Group Limited (“NCA”), a British Virgin Island business company limited by shares, is the immediate holding company of Neo-Concept International Company Limited, which, in turn, holds the entire equity interests in Neo-Concept International Company Limited, a company incorporated in Hong Kong with limited liability, and Neo-Concept (NY) Corporation, a company incorporated in the United States of America with limited liability.

The equity interest of NCA was ultimately held as to 94% by Ms. Eva Yuk Yin Siu (“Ms. Siu”) and 6% by Ms. Man Chi Wai (“Ms. Wai”) through certain intermediate holding companies.

On October 29, 2021, the entire equity interest of NCA (representing 100 shares) was transferred to the Company by Ms. Siu and Ms. Wai in exchange for 100 shares of Neo-Concept (BVI) Limited, a then 100% held subsidiary of the Company, to Splendid Vibe Limited, a company incorporated in BVI and was held as to 94% by Ms. Siu and 6% by Ms. Wai ultimately. Accordingly, NCA became a wholly owned subsidiary of the Company.